PHILLIPS NIZER LLP
666 FIFTH AVENUE, 28th FLOOR
NEW YORK, NY 10103
212-977-9700
212-262-5152 FAX

October 14, 2008

Via EDGAR Correspondence

Mr. Ronald Alper
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Consolidation Services, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 29, 2008 File No. 333-150175

Dear Mr. Alper:

Please delay the effectiveness of the above-captioned Registration Statement until we are able to file Pre-Effective Amendment No. 4 today to incorporate financial statements filed on a Form 8-K/A on October 2, 2008.

If you have any questions, please do not hesitate to call the undersigned at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

Cc:	Consolidation Services, Inc.